SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

July 28, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Saratoga Investment Corp. — Preliminary Proxy Statement on Schedule 14A

Dear Sir or Madam:

On behalf of Saratoga Investment Corp., we are filing a Preliminary Proxy Statement on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934.

Please call me at the above number if you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Harry S. Pangas

cc:	Richard A. Petrocelli

ATLANTA	AUSTIN	HOUSTON	NEW YORK	WASHINGTON DC